Mail Stop 3561

        September 20, 2005

Mr. Stephen Carnes
Chief Executive Officer and
Principal Financial Officer
Renovo Holdings
100 Candace Drive, Suite 100
Maitland, FL 32751

        Re: Renovo Holdings
        Form 10-KSB for the Fiscal Year Ended December 31, 2004
        Filed May 20, 2005
        Form 8-K filed August 16, 2005
        File No. 0-49634

Dear Mr. Carnes:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        Sincerely,

        William Choi
        Accounting Branch
Chief